UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2023

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., dated August 3, 2023.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports second quarter and first half 2023 financial results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: August 3, 2023

Pharming Group reports second quarter and first half 2023 financial results

•RUCONEST® business performed strongly in 2Q 2023; continue to anticipate low single digit annual revenue growth
•Strong start to U.S. Joenja® launch during 2Q 2023; 43 patients on paid therapy and US$3.8 million revenue
•1H 2023 revenues increased 1% to US$97.4 million, compared to 1H 2022
•2Q 2023 revenues increased 9% to US$54.9 million, compared to 2Q 2022, driven by strong RUCONEST® revenues and the U.S. commercial launch of Joenja®
•RUCONEST® revenues increased 20% in 2Q 2023 to US$51.1 million, compared to 1Q 2023, but decreased 3% in 1H 2023 compared to 1H 2022
•Overall cash and cash equivalents, including restricted cash, of US$194.1 million at the end of 2Q 2023, compared to US$186.2 million at end of 1Q 2023
•Strong progress in efforts to make leniolisib available to APDS patients in key markets globally - CHMP opinion expected 4Q 2023, regulatory submissions filed in Canada, Australia, and Israel, and named patient program launched

Leiden, The Netherlands, August 3, 2023: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/Nasdaq: PHAR) presents its preliminary (unaudited) financial report for the second quarter and first half ended June 30, 2023.

Chief Executive Officer, Sijmen de Vries, commented:

“The second quarter of 2023 was strong for Pharming. After the reimbursement disruptions experienced in the HAE market in the first quarter, RUCONEST® recovered significantly in the second quarter increasing 20% over the first quarter of 2023. Our RUCONEST® business performed well across a variety of leading revenue indicators, positioning us well for the second half of the year. RUCONEST® continues to provide a stable base for Pharming’s future growth, and we continue to foresee low single digit growth in sales for the year.

The Joenja® (leniolisib) U.S. launch got off to a strong start with the first reimbursed shipments to patients taking place in April; within two weeks of FDA approval. Our focus throughout the second quarter was enrolling identified U.S.-based APDS patients on Joenja® and working with payors on reimbursement. As of June 30, we have 60 patient enrollments and 43 patients on paid therapy, and US$3.8 million in associated revenues for the second quarter.

We continue to make good progress in identifying additional patients with APDS in key global markets. We have now identified over 640 patients in markets including the U.S., Europe, the U.K., Japan, Canada, Australia and Israel.

Through our regulatory, clinical, patient finding, and genetic testing efforts, we continue to make significant progress towards our goal of bringing this disease modifying treatment to adult and pediatric APDS patients worldwide.

Pharming’s progress continues to aid our patients and stakeholders as we focus on, and invest in, the long term growth of the company. I am immensely proud of our teams' many achievements in the first half of 2023.”

Second quarter and first half highlights

Commercialized assets
RUCONEST® marketed for the treatment of acute HAE attacks
Our RUCONEST® business had a strong second quarter, performing well across leading revenue indicators including active patients, vials shipped, and number of physicians prescribing. These positive indicators should position us well for the second half of the year.

Moreover, the underlying in-market demand for RUCONEST® in the U.S. continues to be strong. We received over 70 new patient enrollments in each quarter of 2023 underpinning the importance of RUCONEST® to HAE patients, including those patients on prophylaxis who should have medication on hand to treat any breakthrough attacks.

In the second quarter of 2023, RUCONEST® revenues were US$51.1 million, a 20% increase compared to the first quarter of 2023 and a 2% increase compared to the second quarter of 2022. For the first half of the year, RUCONEST® revenues were US$93.6 million, a 3% decrease compared to the first half of 2022. This was however a significant improvement when compared to the 9% revenue decrease experienced in the first quarter of 2023. The disruptions experienced in the first quarter, particularly in the month of February, impacted the entire U.S. HAE market across acute and prophylactic products and were temporary - as anticipated - and accounted for lower revenues in the first half of 2023 when compared to 2022.

Joenja® (leniolisib) marketed in the U.S. - the first and only approved disease modifying treatment for APDS
On March 24, the U.S. FDA approved Joenja® (leniolisib) for the treatment of activated phosphoinositide 3-kinase delta (PI3Kδ) syndrome (APDS) in patients 12 years of age and older. Joenja®, an oral, selective PI3Kδ inhibitor, is the first and only disease modifying treatment approved in the U.S. for APDS.

The U.S. commercial launch of Joenja® is off to a strong start. First reimbursed shipments to patients took place in April; within two weeks of FDA approval. As of June 30, we received enrollments of 60 APDS patients of which 43 patients are already on paid therapy. Of the 43 patients on paid therapy, 19 were previously on therapy under our Expanded Access Program (EAP) or Open Label Extension trial (OLE). The remaining 24 patients were previously untreated patients or naïve. We anticipate nearly all future patients to be naïve to Joenja®.

Access and reimbursement discussions have been proceeding as expected. Given the rarity of APDS, the limited number of treatment options available, and that Joenja® is a disease modifying treatment and the only treatment indicated for APDS, we have seen high approval rates and fast timelines to covered therapy. Pharming’s market access teams are continuing to work with government and private payors to both educate and provide the resources needed to formulate their policies to ensure access and reimbursement.

Patient finding
Based on available literature, Pharming estimates that over 1,500 patients are affected by APDS in our key global markets including the U.S., Europe, U.K., Japan, Canada, Australia and Israel. Our patient finding efforts continue to progress, and as of June 30, Pharming has identified over 640 patients - versus the over 500 patients reported as of December 2022. Of these 640 patients, approximately 200 are U.S.-based with approximately 75% over the age of 12 and are therefore currently eligible for treatment with Joenja®.

During the second quarter, our primary focus during was enrolling patients previously identified with APDS in the U.S. and moving them onto paid therapy. As we enter the third quarter of 2023, we will intensify our focus towards conducting genetic testing, including testing family members of diagnosed patients, to identify additional individuals with APDS who may be eligible for treatment with Joenja®.

Milestone and royalty payments
As announced in April 2023, the first commercial sale of Joenja® triggered a US$10 million milestone payment by Pharming to Novartis. The regulatory approval for APDS also triggered a US$0.5 million milestone payment by Pharming to another party in the first quarter of 2023.

With the approval of Joenja®, and pursuant to the terms of Pharming’s 2019 exclusive license agreement with Novartis for leniolisib, Pharming is obligated to make certain one-off milestone payments to Novartis totaling up to US$200 million upon the first achievement of certain leniolisib sales levels in a calendar year and tiered royalty payments to Novartis calculated as low-teens, mid-teens to high-teens percentages of leniolisib net sales.

Sale of Priority Review Voucher
In June 2023, Pharming announced that it had entered into a definitive agreement to sell its Rare Pediatric Disease Priority Review Voucher (PRV) to Novartis for a pre-agreed, one-time payment of US$21.1 million. Pharming was granted the PRV by the Food and Drug Administration (FDA) in March 2023 in connection with the approval of Joenja®. The sale price was a pre-agreed, contractually defined percentage of the PRV value pursuant to the terms of the August 2019 exclusive license agreement between Pharming and Novartis for leniolisib.

Additional information on the PRV, milestones, and royalties can be found in our Annual Report 2022 or in the 2022 Annual Report on Form 20-F filed with the SEC on April 5, 2023.

Joenja® (leniolisib) strategic highlights - regulatory and clinical updates

Leniolisib for APDS
Pharming made significant progress over the first half of 2023 towards our objective of obtaining leniolisib regulatory approvals for APDS patients 12 years of age and older and for pediatric patients in key global markets. Furthermore, we continued to make progress in identifying additional indications for development of leniolisib beyond APDS.

EEA and U.K. market
In February, Pharming announced that the European Medicines Agency’s (EMA) Committee for Human Medicinal Products (CHMP) decided to shift its assessment of the Marketing Authorisation Application (MAA) for leniolisib for patients 12 years of age and older to a standard review timetable. The list of questions received by Pharming included a request to submit updated data from the ongoing long-term extension study collected after the interim analysis included in the original MAA.

In May, Pharming submitted its response to the CHMP Day 120 list of questions. Subsequently, as part of the MAA review procedure timetable, Pharming received the CHMP’s Day 180 list of outstanding issues in July. Considering the rarity of the disease and the unmet need for the treatment of APDS patients, the CHMP will consult an Ad-hoc Expert Group (AEG) at a closed meeting also involving Pharming representatives including leniolisib investigators and APDS patients. Under EMA regulations, the CHMP may call an AEG meeting when a medicine is being assessed that requires input from specialized scientific advisors on matters that may fall outside the expertise of the EMA’s established Scientific Advisory Groups, as is typically the case for rare diseases with few experts.

Pharming anticipates that the CHMP will issue its opinion on the leniolisib MAA in the fourth quarter of 2023, with European marketing authorisation following approximately two months later.

In the U.K., we intend to file the leniolisib dossier with the U.K.’s Medicines and Healthcare products Regulatory Agency (MHRA) within five days of a positive CHMP opinion, which is in line with the European Commission Decision Reliance Procedure (ECDRP).

Japan
In March, Pharming filed an Orphan Drug Designation (ODD) with the Ministry of Health, Labor and Welfare (MHLW) in Japan and in May we received confirmation that the ODD application had been accepted and granted by the MHLW.

Pharming’s planned 12-week clinical trial in Japan for patients 12 years of age and older was opened for enrollment in the second quarter. This single-arm, open-label trial will evaluate the safety, tolerability, and efficacy of leniolisib in three patients who have a confirmed APDS diagnosis. We expect the first patient to be enrolled in the third quarter.

Pharming plans to file an application for the approval of leniolisib with Japan’s Pharmaceuticals and Medical Devices Agency (PMDA) following completion of the trial. Concurrent with the agency’s review, eligible patients enrolled in the trial will continue to receive the investigational drug for at least one year through an open-label extension trial.

Additional markets - Canada, Australia and Israel
In July, Pharming filed a New Drug Submission to Health Canada under priority review, which was granted in June 2023 for leniolisib for the treatment of APDS in patients 12 years of age and older.

In Australia, the Therapeutic Goods Administration (TGA) granted ODD for leniolisib for the treatment of APDS and priority review for Pharming’s planned regulatory submission. In July, Pharming filed its regulatory submission for leniolisib for the treatment of APDS in patients 12 years of age and older.

Both the Canadian and Australian regulatory filings are expected to be validated in the third quarter of 2023 with potential regulatory approvals by the second quarter of 2024.

Furthermore, Pharming confirms that the Product Registration Application for leniolisib for the treatment of APDS in patients 12 years of age and older was submitted to Israeli’s Ministry of Health in June. The Company expects to receive a decision from the Israeli Ministry of Health in the first half of 2024.

Named Patient Program
In June 2023, Pharming entered into a partnership with WEP Clinical LTD, a specialist services company that works with drug developers to help patients and physicians gain early access to medicines when no other treatment options are available, to launch a post approval named patient program for leniolisib. The program is designed to ensure that physicians in Europe and the rest of the world can request leniolisib on behalf of individual patients living with APDS in certain countries where leniolisib is not commercially available.

Pediatric clinical trials
In February 2023, Pharming confirmed that the first patient had been enrolled in its Phase III pediatric clinical trial with leniolisib for the treatment of APDS in patients 4 to 11 years of age. The single-arm, open-label, multinational clinical trial will evaluate the safety, tolerability, and efficacy of leniolisib in approximately 15 children at sites in the United States, Europe, and Japan.

The second pediatric clinical trial for patients 1 to 6 years of age is scheduled to commence in the third quarter of 2023.

Both studies are being conducted as part of Pharming’s Pediatric Investigational Plan (PIP) for leniolisib as a treatment for APDS in children.

Leniolisib for additional indications (PI3Kδ platform)
As announced in our Joenja® approval conference call on March 27, we have begun working towards prioritizing other indications where leniolisib has the potential to deliver value for patients. PI3Kδ has been identified as an important factor in a variety of disease states, and leniolisib has demonstrated an attractive, long-term efficacy, safety and tolerability profile in clinical trials conducted in both healthy volunteers and patients. This provides a basis for the investigation and investment in plans for further leniolisib indications.

We have already advanced plans for the second indication for leniolisib development, initiating discussions with the FDA on a clinical trial plan. We expect to provide details on this later this year.

Pre-Clinical Pipeline
OTL-105
Work is continuing on the preclinical proof of concept studies. We anticipate providing further updates as OTL-105 progresses towards an Investigational New Drug (IND) filing.

Corporate highlights

Pharming strengthens leadership with new Chairman of the Board (nominated) and Chief Business Officer
In July, Pharming announced that the Board of Directors nominated Dr. Richard Peters to become Pharming’s new Chairman of the Board. Pharming nominates Dr. Peters for the appointment as Non-Executive Director for a term of four years at an upcoming Extraordinary General Meeting of Shareholders (EGM). Information regarding the EGM, including the notice to convene, will be shared in a separate press release. Until the appointment as Non-Executive Director at the EGM, Dr. Peters will join the Board of Directors as an Observer.

Pharming is also pleased to welcome its new Chief Business Officer (CBO) Dr. Alexander Breidenbach, MBA. Dr. Breidenbach has more than 20 years of partnering, R&D and management experience in biosciences. He will be tasked with the development and execution of Pharming’s growth strategy and its future plans. Dr. Breidenbach is expected to begin his role as the CBO on September 1, 2023, and will become a member of the Executive Committee.

Prior to joining Pharming, Dr. Breidenbach held several senior positions including Chief Business and Chief Development Officer at ACM Biosciences AG, as well as a variety of senior leadership roles at Roche Partnering.

Financial Summary

Amounts in US$m except per share data	1H 2023	1H 2022	2Q 2023	2Q 2022

Income Statement
Revenue - RUCONEST®	93.6	96.8	51.1	50.1
Revenue - Joenja®	3.8	—	3.8	—
Total Revenues	97.4	96.8	54.9	50.1
Gross profit	87.6	87.9	49.2	46.1
Operating profit (loss)	(8.4)	20.6	5.3	17.8
Profit (loss) for the period	(10.9)	19.2	1.3	15.7
Share Information
Basic earnings per share (US$)	(0.017)	0.029
Diluted earnings per share (US$)	(0.017)	0.027

Amounts in US$m	June 30, 2023	December 31, 2022

Balance Sheet
Cash and cash equivalents including restricted cash	194.1	208.7
Current assets	278.6	277.5
Total assets	429.8	425.8
Current liabilities	65.0	59.7
Equity	200.4	204.6

Financial highlights
1H 2023
Total revenues increased 1% during the first half of 2023 to US$97.4 million, versus US$96.8 million during the first half of 2022. For the first half of 2023, total RUCONEST® revenues were 3% lower at US$93.6 million, versus revenues of US$96.8 million for the first half of 2022.

Gross profit for the first half of 2023 remained stable at US$87.6 million compared to US$87.9 million for the first half of 2022.

Further details on revenue and gross profit segmentation is provided in Note 7 - Segment Information - in the Notes to the condensed consolidated interim financial statements of this press release.

Other income increased significantly in the first half of 2023 to US$22.5 million which was mainly due to the sale of the PRV to Novartis for US$21.1 million. This is in comparison to last year’s US$15.0 million which was primarily driven by a one-off gain due to the reduction in Pharming’s minority stake in BioConnection.

Operating loss for the first half of 2023 amounted to US$8.4 million. This was mainly due to US$36.3 million increase in operating cost when compared with the first half of 2022. Of that, US$10.5 million is related to milestone payments for Joenja®. A further US$7.3 million expense increase is directly related to leniolisib in the form of increased R&D spent, marketing cost, market access costs and the commencement of the amortization of acquired rights. An increase of US$16.3 million is related to an increase in payroll and general expense, which was in large part driven by the expansion of the organization as a result of the launch and further commercialization of leniolisib but is also in part driven by cost inflation. The remainder of the increase is due to the increased IT cost (US$1.3 million) and due to incidental cost relating to the discontinuation of the Pompe disease program (US$0.8 million).

Net profit (loss) for the first half of 2023 was US$(10.9) million, versus US$19.2 million for the first half of 2022. This was due to a negative operating profit as Pharming continues to invest in the successful launch and commercialization of leniolisib in key global markets, as well as negative impact of net finance gains and losses, which were mainly due to less favorable EUR/USD exchange rate developments. This was partly offset by an income tax credit, whereas in the same period last year an income tax expense was recorded.

Cash and cash equivalents, together with restricted cash, decreased from US$208.7 million at the end of 2022 to US$194.1 million at the end of the second quarter of 2023. This was mainly due to the negative operating cash flows for 2023 (US$32.4 million), negative cash flows due to financing activities (US$5.3 million), offset by the positive cash flow in investing activities (US$20.1 million) which was driven by the sale of the PRV.

2Q 2023
For the second quarter of 2023, revenues increased by 9% to US$54.9 million, compared to US$50.1 million in the second quarter of 2022. This increase was driven by strong RUCONEST® sales recovery in the second quarter at US$51.1 million, a 20% increase compared with the first quarter of this year at US$42.5 million. U.S. Joenja® revenues accounted for 4% of total Group revenues during its first in-market quarter at US$3.8 million.

Gross profit increased by 7%, to US$49.2 million as compared to the same period last year.

Operating profit was down in the second quarter of 2023 at US$5.3 million versus US$17.8 million for the same period last year. This was a result of increased other operating costs of US$65.8 million in the second quarter of 2023 versus US$42.4 million in the second quarter of 2022. The increase in other operating costs included milestone payments of US$10.0 million following the first commercial sale of Joenja® in the U.S., which were included in marketing and sales costs. This was offset by the US$21.1 million of proceeds from the sale of the PRV to Novartis, which is reflected in other income. Last year’s results were supported by the one-off recognition of a gain of US$12.8 million in relation to the reduction of Pharming’s minority stake in BioConnection in the second quarter of 2022, also reflected in other income.

Net profit for the second quarter was US$1.3 million compared to US$15.7 million in the second quarter of 2022. This was mainly due to a decrease of US$12.5 million in the operating profit as Pharming continues to invest in the successful launch and commercialization of leniolisib in key global markets, as well as negative impact of net finance gains and losses, which were mainly due to less favorable EUR/USD exchange rate developments. This was partly offset by a decrease in income tax expenses.

Cash and cash equivalents, together with restricted cash, increased from US$186.2 million at the end of first quarter of 2023 to US$194.1 million at the end of the second quarter of 2023.

This increase was mainly due to the positive cash flow in investing activities (US$20.3 million) which was driven by the sale of the PRV. This was offset by negative operating cash flows for the second quarter of 2023 (US$9.6 million) mainly driven by milestone payments of US$10.0 million, and negative cash flows due to financing activities (US$2.6 million).

Outlook
•Continued low single digit growth in annual revenues from RUCONEST®. Quarterly fluctuations are expected.
•We anticipate the CHMP to issue their opinion for leniolisib in 4Q 2023. Subject to a positive opinion, Marketing Authorisation in Europe is expected ~2 months later, followed by commercial launches in individual E.U. countries.
•We intend to submit an ECDRP filing for leniolisib with the U.K. MHRA shortly after a positive CHMP opinion, with approval expected several months later.
•Pharming will continue to allocate resources to accelerate future growth. Investments in launch preparations, commercialization and focused clinical developments for leniolisib including to support pediatric and Japanese approvals, as well as for the development of leniolisib in additional indications. These investments will continue to impact profit throughout 2023. Our current cash on hand, including the continued cash flows from RUCONEST® and Joenja® sales, are expected to be sufficient to fund these investments.
•Further details on our plans to develop leniolisib in additional indications to be provided in 2H 2023.
•Investments and continued focus on in-licensing or acquisitions of mid to late-stage opportunities in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.

No further specific financial guidance for 2023 is provided.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 07:30 CET.

Conference Call
The conference call will begin at 13:30 CET. A transcript will be made available on the Pharming.com website in the days following the call.

Please note, the Company will only take questions from dial-in attendees.

Participant Conference Call Dial-in Details:
Netherlands: +31 85 888 7233
United States (Local): +1 646 664 1960
United Kingdom (Local): +44 20 3936 2999

Access Code: 760288

Webcast Link: https://webcast.openbriefing.com/pharming1h23/

For further public information, contact:
Pharming Group N.V., Leiden, The Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696

Heather Robertson, Investor Relations & Corporate Communications Manager
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Auditor’s involvement
The Condensed Consolidated Interim Financial Statements have not been audited by the Company’s statutory auditor.

Responsibility Statement
The Board of Directors of the Company (the “Board”) hereby declares that to the best of its knowledge, the condensed consolidated interim financial statements, which have been prepared in accordance with IAS 34 (interim financial reporting), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company, and this interim Board report includes a fair review of the information required pursuant to section 5:25d(8) and (9) of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Leiden, August 3, 2023
Sijmen de Vries, Executive Director and Chief Executive Officer
Paul Sekhri, Non-Executive Director and Chairman of the Board of Directors
Deborah Jorn, Non-Executive Director
Steven Baert, Non-Executive Director
Leonard Kruimer, Non-Executive Director
Jabine van der Meijs, Non-Executive Director

Barbara Yanni, Non-Executive Director
Mark Pykett, Non-Executive Director

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2022 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)
For the period ended June 30, 2023
•Condensed consolidated interim statement of profit and loss
•Condensed consolidated interim statement of comprehensive income
•Condensed consolidated interim balance sheet
•Condensed consolidated interim statement of changes in equity
•Condensed consolidated interim statement of cash flow

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT AND LOSS

Amounts in $ ‘000	notes	1H 2023	1H 2022

Revenues	7	97,438	96,763
Costs of sales	9	(9,799)	(8,906)
Gross profit		87,639	87,857
Other income	8	22,507	14,955
Research and development		(36,534)	(29,296)
General and administrative		(20,963)	(16,421)
Marketing and sales		(61,013)	(36,449)
Other Operating Costs	9	(118,510)	(82,166)
Operating profit (loss)		(8,364)	20,646
Other finance income	10	799	6,474
Other finance expenses	10	(5,254)	(2,780)
Finance gain (cost) net		(4,455)	3,694
Share of net profits (loss) in associates using the equity method	12	(469)	(550)
Profit (loss) before tax		(13,288)	23,790
Income tax credit (expense)	11	2,399	(4,587)
Profit (loss) for the period		(10,889)	19,203
Basic earnings per share (US$)	18	(0.017)	0.029
Diluted earnings per share (US$)	18	(0.017)	0.027

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ‘000	1H 2023	1H 2022
Profit (loss) for the period	(10,889)	19,203
Currency translation differences	3,079	(14,755)
Items that may be subsequently reclassified to profit or loss	3,079	(14,755)
Fair value remeasurement investments	138	(702)
Items that shall not be subsequently reclassified to profit or loss	138	(702)
Other comprehensive income (loss), net of tax	3,217	(15,457)
Total comprehensive income (loss) for the period	(7,672)	3,746

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
as at date

Amounts in $ ‘000	notes	June 30, 2023	December 31, 2022
Non-current assets
Intangible assets		73,413	75,121
Property, plant and equipment		9,910	10,392
Right-of-use assets		29,436	28,753
Long term prepayments		91	228
Deferred tax assets	13	27,010	22,973
Investments accounted for using the equity method	12	2,070	2,501
Investments in equity instruments designated as at FVTOCI	12	640	403
Investments in debt instruments designated as at FVTPL	12	6,940	6,827
Restricted cash	15	1,722	1,099
Total non-current assets		151,232	148,297
Current assets
Inventories	14	53,042	42,326
Trade and other receivables		33,158	27,619
Restricted cash	15	—	213
Cash and cash equivalents	15	192,373	207,342
Total current assets		278,573	277,500
Total assets		429,805	425,797

Equity
Share capital		7,540	7,509
Share premium		464,363	462,297
Legal reserves		(6,037)	(8,737)
Accumulated deficit		(265,494)	(256,431)
Shareholders’ equity	16	200,372	204,638
Non-current liabilities
Convertible bonds	17	134,183	131,618
Lease liabilities		30,298	29,843
Total non-current liabilities		164,481	161,461

Current liabilities
Convertible bonds	17	1,797	1,768
Trade and other payables		59,299	54,465
Lease liabilities		3,856	3,465
Total current liabilities		64,952	59,698
Total equity and liabilities		429,805	425,797

CONDENSED CONSOLIDATED INTERIM STATEMENT CHANGES IN EQUITY
For the 6-month period ended June 30
Attributable to owners of the parent

Amounts in $ ‘000	notes	Share capital	Share premium	Other reserves	Accumulated deficit	Total equity
Balance at January 1, 2022		7,429	455,254	3,400	(273,167)	192,916
Profit (loss) for the period		—	—	—	19,203	19,203
Other comprehensive income (loss) for the half-year		—	—	(15,457)	—	(15,457)
Total comprehensive income (loss) for the half-year		—	—	(15,457)	19,203	3,746
Legal reserves		—	—	(550)	550	—
Income Tax expense from excess tax deductions related to Share-based payments		—	—	—	(177)	(177)
Share-based compensation		—	—	—	2,880	2,880
Options exercised /LTIP shares issued		40	3,103	—	(2,838)	305
Total transactions with owners, recognized directly in equity		40	3,103	(550)	415	3,008
Balance at June 30, 2022		7,469	458,357	(12,607)	(253,549)	199,670

Balance at January 1, 2023	19	7,509	462,297	(8,737)	(256,431)	204,638
Profit (loss) for the period		—	—	—	(10,889)	(10,889)
Other comprehensive income (loss) for the half-year		—	—	3,217	—	3,217
Total comprehensive income (loss) for the half-year		—	—	3,217	(10,889)	(7,672)
Legal reserves		—	—	(517)	517	—
Income Tax expense from excess tax deductions related to Share-based payments		—	—	—	102	102
Share-based compensation		—	—	—	3,970	3,970
Options exercised / LTIP shares Issued		31	2,066	—	(2,763)	(666)
Total transactions with owners, recognized directly in equity	19	31	2,066	(517)	1,826	3,406
Balance at June 30, 2023	19	7,540	464,363	(6,037)	(265,494)	200,372

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the 6-month period ended June 30

Amounts in $’000	1H 2023	1H 2022
Profit (loss) before tax	(13,288)	23,790

Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment	5,468	4,263
Equity settled share-based payments	3,970	2,879
Gain on disposal of investment in associate	—	(12,708)
Gain on disposal from PRV sale	(21,080)	—
Other finance income	(799)	(6,474)
Other finance expense	5,254	2,780
Share of net profits in associates using the equity method	469	550
Other	(1,743)	—
Operating cash flows before changes in working capital	(21,749)	15,080

Changes in working capital:
Inventories	(10,717)	(6,619)
Trade and other receivables	(5,539)	(2,895)
Payables and other current liabilities	4,833	2,601
Restricted Cash	410	(84)
Total changes in working capital	(11,014)	(6,997)
Interest received (paid)	799	(54)
Income taxes paid	(442)	(3,422)

Net cash flows generated from (used in) operating activities	(32,406)	4,607

Capital expenditure for property, plant and equipment	(986)	(729)
Proceeds on PRV sale	21,080	—
Investment intangible assets	—	(829)
Investment in associate	—	7,578

Net cash flows generated from (used in) investing activities	20,094	6,020

Payment of lease liabilities	(2,570)	(1,594)
Interests on loans	(2,023)	(2,052)
Settlement of share based compensation awards	(666)	306

Net cash flows generated from (used in) financing activities	(5,259)	(3,340)

Increase (decrease) of cash	(17,570)	7,287
Exchange rate effects	2,601	(9,247)
Cash and cash equivalents at January 1	207,342	191,924

Total cash and cash equivalents at June 30	192,373	189,964

Notes to the condensed consolidated interim financial statements
For the period ended June 30, 2023

1.Company information
Pharming Group N.V. is a limited liability public company which is listed on Euronext Amsterdam (PHARM) and on the NASDAQ (PHAR), with its headquarters and registered office located at:

Darwinweg 24
2333 CR Leiden
The Netherlands

2.Statement of compliance
The consolidated interim financial statements for the six-month period ended June 30, 2023, have been prepared in accordance with International Accounting Standard IAS 34, Interim financial reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (EU-IFRS) and IFRS interpretations committee (IFRS IC) interpretations applicable to companies reporting under IFRS as issued by the International Accounting Standards Board (IASB) and valid as of the balance sheet date.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 2, 2023.

The published figures in these condensed consolidated interim financial statements are unaudited.

3.Accounting policies
Accounting policies are consistent with those of the financial statements for the year ended December 31, 2022.

4.Estimates and judgements
The preparation of interim financial statements in conformity with IAS 34 and Book 2 Title 9 of the Dutch Civil Code requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies were the same as those applied to the consolidated financial statements for the year ended December 31, 2022.

5.Going concern
In preparing and finishing the interim financial statements the Board of Directors of Pharming have assessed the Company’s ability to fund its operations for a period of at least twelve months after the date the interim financial statements are issued. Based upon the assessment on a going concern basis, the Company has concluded that funding of its operations for a period of twelve months, after the date the interim financial statements are issued, is realistic and achievable. Overall, based on the outcome of this assessment, the interim financial statements have been prepared on a going concern basis.

6.Seasonality of operations
Seasonality has no material impact on Company’s interim financial statements.

7.Segment information
Segments have changed as compared to the segments reported in our Annual Report 2022 due to the Joenja® launch. The Board of Directors consider the business from both a product and geographic perspective. From a product perspective, the Company’s business is related to RUCONEST® and Joenja®. From a geographic perspective, the Company is operating in the U.S., Europe and RoW. The Board of Directors primarily measures revenues and gross profit to assess the performance of the geographic areas. Operating costs as well as non-current assets are not sub-allocated to the geographic areas.

Total revenues and gross profit per geographic segment for the period ended June 30:

Amounts in US$ ‘000	1H 2023	1H 2022
Revenues:
US	94,824	94,136
Europe	2,266	2,293
RoW	348	334
Total revenues	97,438	96,763
Gross profit:
US	86,864	86,329
Europe	606	1,293
RoW	169	235
Total gross profit	87,639	87,857

Total revenues per product for the period ended June 30:

Amounts in US$ ‘000	1H 2023	1H 2022
RUCONEST®
US	91,032	94,136
Europe	2,266	2,293
RoW	348	334
Total	93,646	96,763
Joenja®
US	3,792	—
Europe	—	—
RoW	—	—
Total	3,792	—
Total Net revenues	97,438	96,763

8.Other income
Other income increased by US$7.5 million in the first half of 2023 to US$22.5 million as compared to US$15.0 million the first half of 2022. The main reason was the gain on the sale of the PRV to Novartis as part of the license agreement (US$21.1 million) in 2023. In 2022, Pharming reduced its minority stake in BioConnection from 43.85% to 22.98%. As a result of this one-off transaction, Pharming recognized a gain of US$12.8 million.

9.Expenses by nature

Cost of sales in the first half year of 2023 were US$9.8 million versus US$8.9 million for the first half of 2022 and relates to actual product sales of RUCONEST® and Joenja®.
Other operating costs increased to US$118.5 million in the first half of 2023 compared to US$82.2 million in the first half year of 2022.
This was mainly due to the milestone payments for Joenja® (US$10.5 million). A further US$7.3 million expense increase is directly related to leniolisib in the form of increased R&D spent, marketing cost, market access costs and the commencement of the amortization of acquired rights. An increase of US$16.3 million is related to an increase in payroll and general expense, which is in large part driven by an expansion of the organization as a result of the launch and further commercialization of leniolisib but is also in part driven by inflation. The remainder of the increase is due to the increased IT cost (US$1.3 million) and due to incidental cost relating to the discontinuation of a product lead for Pompe disease (US$0.8 million).

Employee benefits
Employee benefits are charged to research and development costs, general and administrative costs, or marketing and sales costs based on the nature of the services provided.

Depreciation and amortization charges

Amounts in US$ ‘000	1H 2023	1H 2022
Property, plant and equipment	(713)	(877)
Right-of-use assets	(1,809)	(1,135)
Intangible assets	(2,946)	(2,251)
Total	(5,468)	(4,263)

The increase in the depreciation charges of right-of-use assets in 1H 2023 compared to 1H 2022 mainly resulted from the commencement of depreciation of the lease contract for the DSP facility at Pivot Park, Oss in October 2022.
The increase in amortization of intangible assets is mainly due to the commencement of the amortization of the leniolisib license in April 2023, amounting to US$0.4 million.

10.Financial income (expenses)

Amounts in US$ ‘000	1H 2023	1H 2022
Foreign currency results	—	6,474
Interest income	799	—
Other financial income	799	6,474
Foreign currency results	(2,271)	—
Interest on convertible bonds	(2,414)	(2,434)
Other interest expenses	(555)	(295)
Other financial expenses	(14)	(51)
Other financial expenses	(5,254)	(2,780)
Total other financial income and expenses	(4,455)	3,694

Foreign currency results mainly stem from fluctuations in the EUR/USD exchange rate. The EURO got stronger over the course of 2023 where it weakened over the course of 2022. This impacts the revaluation of the bank balances in US dollars incorporated in EURO functional currency entities and the receivables and payables in EURO incorporated in our USD functional currency entity.

11.Income tax (expenses)
Income tax expenses are recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

12.Investments
Investments accounted for using the equity method
The asset relates to an investment in the ordinary shares of BioConnection Investments B.V. In the Board of Directors’ judgement, the investment in BioConnection constitutes an investment in an associated company and is therefore not consolidated, as Pharming has significant influence but does not have control of BioConnection and is embargoed by a shareholder’s agreement between the shareholders of BioConnection from influencing any activity between the two parties which is in any significant way different from the relationship which existed between the two prior to the investment.

The carrying amount of this investment has changed as follows:

Amounts in US $ ‘000	June 30, 2023	December 31, 2022
Balance at January 1	2,501	7,201
Release of financial guarantee	—	(153)
Dilution of equity stake	—	(2,991)
Share in net profit (loss) for the period	(469)	(1,083)
Currency translation	39	(473)
Balance at end of period	2,070	2,501

Investment in debt instruments designated as at FVTPL
The asset relates to the preference share in BioConnection Investments B.V. The Board of Directors made an assessment on the accounting treatment of the preference share obtained. The Board concluded that the asset should be recognized as a financial asset (debt instrument) measured at initial recognition at fair value, subsequently measured at fair value through profit and loss. The fair value is calculated on a yearly basis using the forward-looking Black-Scholes-Merton (“BSM”) financial instrument pricing framework. No events or matters are known as of the date of this report which would lead to a significant impact in the fair value of the asset, compared to December 31, 2022.

The carrying amount of this investment has changed as follows:

Amounts in US $ ‘000	June 30, 2023	December 31, 2022
Balance at January 1	6,827	—
Investment	—	7,933
Fair value changes	—	(1,185)
Currency translation	113	79
Balance at end of period	6,940	6,827

Investment in equity instruments designated as at FVTOCI
The Group holds 1,0 per cent of the ordinary share capital of Orchard Therapeutics, a global gene therapy leader. The shares were acquired as of July 1, 2021, as part of a strategic collaboration between Pharming Group N.V. and Orchard Therapeutics to research, develop, manufacture and commercialize OTL-105, a newly disclosed investigational ex-vivo autologous hematopoietic stem cell (HSC) gene therapy for the treatment of hereditary angioedema (HAE), a life-threatening rare disorder that causes recurring swelling attacks in the face, throat, extremities and abdomen.
The Board of Directors do not consider that the Group is able to exercise significant influence over Orchard Therapeutics as the other 99.0 percent of the ordinary share capital is publicly traded at the Nasdaq stock exchange (Nasdaq: ORTX).

The carrying amount of this investment has changed as follows:

Amounts in US $ ‘000	June 30, 2023	December 31, 2022
Balance at January 1	403	1,449
Fair value adjustments through OCI	138	(950)
Currency translation	98	(96)
Balance at end of period	640	403

13.Deferred tax assets
The deferred tax asset increased mainly due to the addition of the current year loss to the DTA for Net operating losses.

14.Inventories
Inventories include batches of Joenja® and RUCONEST® and relating work in progress which are available for production.

Amounts in US$ ‘000	June 30, 2023	December 31, 2022
Finished goods	20,900	12,460
Work in progress	31,264	29,553
Raw materials	878	313
Balance at end of period	53,042	42,326

Changes in the adjustment to net realizable value:

Amounts in US $ ‘000	Period to June 30, 2023	Period to December 31, 2022
Balance at January 1	(1,971)	(2,448)
Addition to impairment	(1,490)	(164)
Release of impairment	15	312
Usage of impairment	583	195
Currency translation	(34)	134
Balance at end of period	(2,897)	(1,971)

The inventory valuation at June 30, 2023, of US$53.0 million is stated net of an impairment of US$2.9 million (2022: US$2.0 million). The impairment includes an impairment for obsolescence and an impairment to write inventories down to their net realizable value.

Inventories are available for use in commercial, preclinical and clinical activities. Estimates have been made with respect to the ultimate use or sale of product, taking into account current and expected sales as well as preclinical and clinical programs. These estimates are reflected in the additions to the impairment.

The costs of vials used in preclinical and clinical programs are presented under the research and development costs.

The main portion of inventories at June 30, 2023, have expiration dates starting beyond 2023 and are all expected to be sold and/or used before expiration.
15.Cash and cash equivalents including restricted cash
As of June 30, 2023, cash equivalents consists of readily convertible S&P AAA rated government treasury certificates with a maturity of six months or less from the date of acquisition.

Amounts in US$ ‘000	June 30, 2023	December 31, 2022
Cash held in bank accounts	105,026	207,342
Cash equivalents	87,347	—
Restricted Cash	1,722	1,312
Cash and cash equivalents including restricted cash	194,095	208,654

16.Equity
The Company’s authorized share capital amounts to €8.8 million (US$9.5 million) and is divided into 880,000,000 ordinary shares with a nominal value of €0.01 each. All 659,178,428 shares outstanding at June 30, 2023, have been fully paid-up. Other reserves include those reserves related to currency translation, share-based compensation expenses and other equity-settled transactions.
Please refer to the Condensed consolidated interim statement changes in Equity.
The other reserves are made up as shown in the below table.

Amounts in $ ‘000	Legal reserve Currency translation reserve (CTA)	Legal Reserve Capitalized development cost	Legal Reserve participating interest	Reserve Fair value revaluation	Total
Balance at January 1, 2022	3,965	402	1,316	(2,283)	3,400
Movement in the period	(10,349)	—	(1,083)	(705)	(12,137)
Balance at December 31, 2022	(6,384)	402	233	(2,988)	(8,737)
Movement in the period	3,198	(402)	(233)	138	2,701
Balance at June 30, 2023	(3,186)	—	—	(2,850)	(6,036)

17.Convertible bonds
On January 21, 2020, the Company issued €125 million aggregate principal amount of 3.00% convertible bonds due 2025.

The movements of the convertible bonds were as follows:

Amounts in US$ ‘000	Period to June 30, 2023	Period to December 31, 2022
Balance at January 1	133,386	140,886
Interest paid (cash flow)	(2,023)	(3,952)
Amortization transaction cost	412	784
Accrued interest	2,023	3,952
Currency translation	2,182	(8,284)
Carrying value at end of period	135,980	133,386

18.Earnings per share and diluted shares
Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans. For 1H 2023 and 1H 2022, the basic and diluted profit (loss) per share is:

	1H 2023	1H 2022
Net profit (loss) attributable to equity owners of the parent (in US $ '000)	(10,889)	19,203
Weighted average shares outstanding (in '000)	657,270	655,168
Basic profit (loss) per share (in US $)	(0.017)	0.029
Weighted average fully-diluted shares outstanding (in '000)	657,270	718,197
Fully-diluted profit per share (in US $)	(0.017)	0.027

Diluted shares
The composition of the number of shares and share rights outstanding as well as authorized share capital as per June 30, 2023 is provided in the table below:

	December 31, 2022	Shares issued	Other	June 30, 2023
Issued shares	656,348,225	2,830,203	—	659,178,428
RSU	4,931,000	—	85,250	5,016,250
Options	47,596,801	(1,131,301)	(736,500)	45,729,000
Convertible bonds	62,412,622	—	—	62,412,622
LTIP	15,304,821	(1,592,804)	3,248,365	16,960,382
Fully-diluted shares	786,593,469	106,098	2,597,115	789,296,682
Available for issue	93,406,531	(106,098)	(2,597,115)	90,703,318
Authorized share capital	880,000,000	—	—	880,000,000

19.Financial risk management and fair value
Financial risk management
Pharming is exposed to several financial risks: market risks (being currency risk and interest rate risk), credit risks and liquidity risks. The Board of Directors and the Executive Committee are responsible for the management of currency, interest, credit and liquidity risks and as such ultimately responsible for decisions taken in this field. The Group’s exposure to financial risks has not changed during the period.

Fair value

For the convertible bond, lease liabilities trade payables and other liabilities, the carrying amount is a reasonable approximation of fair value. During the six-month period ended June 30, 2023, there have been no changes related to the fair value hierarchy.

20. Related party transactions
There are no material changes in the nature, scope, and scale in this reporting period compared to last year. More information is included in note 23 to the consolidated financial statements as at and for the year ended December 31, 2022.

21. Events since the end of the reporting period
There were no significant events since the end of the reporting period.